[redacted]

14040365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-17822 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deutsche Bank Securities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Wall Street
(No. and Street)

| New York | NY | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Chen-Eng 212-250-1411
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
*(Name – if individual, state last, first, middle name)*

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

## OATH OR AFFIRMATION

We the undersigned officers and directors of Deutsche Bank Securities Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2013 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivables from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2013 and supplementary schedules will promptly be made available to those Deutsche Bank Securities, Inc. members and allied members whose signatures do not appear below.

Wayne Felson
*Chief Executive Officer*

Mary Chen-Eng
*Chief Financial Officer*

Sonja K. Olsen
Notary Public

Subscribed and sworn to before me

this 27th day of February 2014

SONJA K. OLSEN
Notary Public, State Of New York
No.01OL4974457
Qualified In New York County
Commission Expires November 13, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5 and Regulation 1.16.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

# DEUTSCHE BANK SECURITIES INC.

(An Indirect Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Deutsche Bank Securities Inc.:

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities, Inc. and its subsidiaries, an indirect wholly owned subsidiary of Deutsche Bank AG, as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the consolidated statement of financial condition (the financial statement).

### *Management's Responsibility for the Financial Statement*

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

### *Auditors' Responsibility*

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Deutsche Bank Securities, Inc. and its subsidiaries as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

March 3, 2014

**DEUTSCHE BANK SECURITIES INC.**
(An Indirect Wholly Owned Subsidiary of
Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2013

(In millions, except share data)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents (includes cash equivalents at fair value of $183) | $ | 1,219 |
| Cash and securities segregated for benefit of customers (includes securities at fair value of $7,862) | | 11,725 |
| Collateralized agreements and financings: | | |
| Securities purchased under agreements to resell (includes $31,580 at fair value) | | 51,173 |
| Securities borrowed (includes $43,452 at fair value) | | 67,235 |
| | | 118,408 |
| Financial instruments owned, at fair value (includes securities pledged as collateral of $53,125) | | 61,094 |
| Receivables: | | |
| Customers | | 1,638 |
| Noncustomers | | 19,677 |
| Brokers, dealers, and clearing organizations | | 2,256 |
| | | 23,571 |
| Property, plant, and equipment (net of accumulated depreciation of $595) | | 595 |
| Other assets (includes $8,050 of securities received as collateral at fair value) | | 10,839 |
| Total assets | $ | 227,451 |
| **Liabilities and Stockholder's Equity** | | |
| Collateralized agreements and financings: | | |
| Securities sold under agreements to repurchase (includes $43,199 at fair value) | $ | 104,362 |
| Securities loaned (includes $448 at fair value) | | 39,477 |
| | | 143,839 |
| Payables: | | |
| Customers | | 16,349 |
| Noncustomers | | 1,744 |
| Brokers, dealers, and clearing organizations | | 7,538 |
| Other | | 4,823 |
| | | 30,454 |
| Financial instruments sold, but not yet purchased, at fair value | | 23,453 |
| Other liabilities (includes $8,050 of obligation to return securities as collateral at fair value) | | 11,098 |
| Total liabilities | | 208,844 |
| Commitments, contingencies and guarantees | | — |
| Subordinated liabilities | | 6,723 |
| Stockholder's equity | | 11,884 |
| Total liabilities and stockholder's equity | $ | 227,451 |

See accompanying notes to consolidated statement of financial condition.

## (1) Organization

Deutsche Bank Securities Inc. (the Company) is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), a wholly owned subsidiary of the Taunus Corporation (Taunus), which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company is registered as a securities broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), municipal advisor with the Municipal Securities Rulemaking Board (MSRB) and futures commission merchant (FCM) with the Commodities Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the National Futures Association (NFA) and other self regulatory organizations.

In its capacity as a broker-dealer and FCM, the Company clears securities and derivatives products for its customers, affiliates or itself on various exchanges of which the Company is a member. The Company provides trade execution services for a broad range of domestic and international clients and provides securities brokerage and investment advisory services to private clients and institutions. The Company provides a variety of capital raising, market making and brokerage services for its government, financial institution and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Company is also a primary dealer in U.S. government securities.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on Company's consolidated statement of financial condition as well as its liquidity.

## (2) Significant Accounting Policies

### *(a) Basis of Presentation*

The Company's consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries and other entities in which the Company has a controlling financial

interest. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. The Company also consolidates any variable interest entities (VIEs) for which it is deemed to be the primary beneficiary. All material intercompany transactions and balances have been eliminated in consolidation.

The consolidated statement of financial condition as of December 31, 2013 reflects $1.9 billion of assets, liabilities and stockholder's equity attributable to the Company's subsidiaries as well as certain eliminations and adjustments which are not reflected in the Company's unaudited statement of financial condition contained in Part II of SEC Form X-17A-5 which is prepared on an unconsolidated basis.

In the normal course of business, the Company's operations may include significant transactions conducted with affiliated entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

At December 31, 2013, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate such values. Assets and liabilities recorded at fair value include cash equivalents, financial instruments owned, financial instruments sold, but not yet purchased and certain collateralized agreements and financings. Assets and liabilities recorded at contractual amounts that approximate fair value include certain collateralized agreements and financings, other receivables and payables and subordinated liabilities. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

### *(b) Restatement of Previously Issued Financial Statements*

The Company's stockholder's equity as of December 31, 2013 as reflected in the accompanying consolidated statement of financial condition includes an adjustment of $220 million, net of tax, for subsequent events related to additional litigation provisions that had not been reflected in the Company's consolidated statement of income for the year ended December 31, 2012.

### *(c) Cash and Cash Equivalents*

The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less.

### *(d) Cash and Securities Segregated for Benefit of Customers*

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held

in separate accounts in accordance with Section 4d(2), Regulation 30.7 and Regulation 190.01 of the Commodity Exchange Act.

### *(e) Financial Instruments*

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are reflected in the consolidated statement of financial condition at fair value on a trade-date basis.

### *(f) Other Financial Assets and Financial Liabilities at Fair Value*

In addition to financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value, the Company has elected to account for certain of its other financial assets and financial liabilities at fair value under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825-10 (*Fair Value Option*). The primary reasons for electing the fair value option are to reflect economic events in earnings on a timely basis, to mitigate volatility in earnings from using different measurement attributes and to address simplification and cost-benefit considerations. Such financial assets and financial liabilities accounted for at fair value include certain collateralized agreements and financings and the debt related to consolidated VIEs.

### *(g) Fair Value Measurements*

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other US GAAP. In addition, the Company has elected to account for certain of its other financial assets and liabilities at fair value by electing the fair value option. The fair value of financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See note 3 for further information about fair value measurements.

### *(h) Collateralized Agreements and Financings*

Collateralized agreements and financings consist of the following:

- *Resale and Repurchase Agreements* – securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession or control of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying

collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty. As noted above, certain resale and repurchase agreements are carried in the consolidated statement of financial condition at fair value. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy.

As noted above, certain resale and repurchase agreements are carried in the consolidated statement of financial condition at fair value. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy.

Reverse repurchase and repurchase balances with common counterparties, along with their respective interest receivables and payables, are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20 (*Offsetting*). At December 31, 2013, the Company's reverse repurchase and repurchase balances reflected approximately $21.9 billion of netting pursuant to ASC 210-20.

In accordance with ASC 860-30 (*Secured Borrowing and Collateral*), $49.2 billion of U.S. government securities are pledged as collateral under repurchase agreements which the counterparty is permitted to sell or repledge. Additionally, $80.8 billion of U.S. government and corporate securities have been pledged as collateral under agreements to repurchase for which the counterparty does not have the right to sell or repledge.

- *Securities Borrowed and Loaned* – securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

  As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Certain securities borrowed and loaned transactions are recorded at fair value under the fair value option. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy.

Securities borrowed and securities loaned balances with common counterparties are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20. At December 31, 2013, the Company's securities borrowed and securities loaned balances reflected approximately $1.3 billion of netting pursuant to ASC 210-20.

***(i) Receivables and Payables – Customers***

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2013, margin receivables and margin payables with the same customer are netted on the consolidated statement of financial condition in the amount of $6.6 billion. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

***(j) Receivables and Payables – Noncustomers***

Receivables from and payables to noncustomers include amounts due on cash and margin transactions of banks and broker dealers trading for their own account through the Company. These amounts represent transactions made predominantly with affiliates. Securities owned by noncustomers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

***(k) Payables – Other***

Other payables, consisting primarily of loans payable, are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. These loans are predominantly made with affiliates.

***(l) Foreign Currency Translation***

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

***(m) Share-Based Compensation***

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with ASC 718 (*Share Based Payments*). Share-based employee awards that require future service are amortized over the relevant service period.

### *(n) Exchange Memberships*

Exchange memberships are recorded at cost, less impairment, and are included in other assets on the accompanying consolidated statement of financial condition.

### *(o) Property, Plant, and Equipment*

Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years. Buildings are depreciated on a straight-line basis over their estimated useful lives of 27 years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

### *(p) Income Taxes*

The results of the Company's operations are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Deutsche Bank AG New York Branch (DBNY). In addition, the Company files tax returns in certain states on a stand-alone basis. Pursuant to a tax sharing agreement, income taxes are computed on a separate company basis and the Company is reimbursed on a current basis by Taunus for the value of any federal taxable losses of the Company.

The Company provides for income taxes on all transactions that have been recognized in the consolidated statement of financial condition in accordance with ASC 740, (*Income Taxes)*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets and liabilities are included in other assets and liabilities, respectively, on the consolidated statement of financial condition.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition.



(Continued)

***(q) Variable Interest Entities***

VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders, (ii) the VIE's capital structure, (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE, (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and (vi) related party relationships. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events. The Company reassesses its determination of whether the Company is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Company's assessment.

***(r) Recent Accounting Developments***

**Liabilities (Topic 405) Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date.** In February 2013, the FASB issued ASU 2013-04, *"Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date"*. ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is in scope of this guidance is fixed at the reporting date, as the sum of the following: 1) The amount the reporting entity agreed to pay on the basis of the arrangements among its co-obligors. 2) Any additional amounts the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about these obligations. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2013. Adoption of this ASU is not expected to have a material impact on the Company's financial condition.

**Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists**. In July 2013, the FASB issued ASU 2013-10, *"Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists"*. An unrecognized tax

benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows: 1) To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. 2) The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled. The amendments of this Update do not require new recurring disclosures. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2013 Adoption of this ASU is not expected to have a material impact on the Company's financial condition.

## (3) Fair Value Measurements

The fair value hierarchy under ASC 820 (Fair Value Measurement and Disclosures) prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

**Basis of Fair Value Measurement**

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Credit risk is an essential component of fair value. Cash products (e.g., bonds) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Company manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk.

In determining fair value, the Company separates its financial instruments owned, at fair value and its financial instruments sold, but not yet purchased, at fair value into two categories: cash instruments and derivative contracts.

• *Cash Instruments* – the Company's cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and sovereign obligations, active listed equities and certain money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. Instruments classified within Level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, most investment-grade corporate bonds, certain mortgage products and whole loans, certain bank and bridge loans, certain listed equities and exchange-traded funds, state, municipal and provincial obligations, and certain money market securities. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Certain cash instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include private equity and real estate fund investments, less liquid corporate debt securities and other debt obligations (including less liquid high-yield corporate bonds, distressed debt instruments and collateralized debt obligations (CDOs) backed by corporate obligations) and certain securities backed by either commercial or residential real estate. The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing,

recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or nontransferability. Such adjustments are generally based on available market evidence where available. In the absence of such evidence, management's best estimate is used.

Recent market conditions have increased the level of management judgment required to value cash trading instruments classified within Level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for cash trading instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Company's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of cash instruments included within Level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

• *Derivative Contracts* – derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within Level 2 of the fair value hierarchy.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within Level 3 of the fair value hierarchy. Where the Company does not have corroborating market

evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Subsequent to initial recognition, the Company updates the Level 1 and Level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Company cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

### *(a) Fair Value of Financial Instruments*

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in millions):

| | | Assets | Liabilities |
|---|---|---|---|
| U.S. Treasury securities | $ | 18,071 | 12,959 |
| U.S. Government agency obligations | | 20,188 | 868 |
| Other mortgage backed securities | | 3,085 | — |
| Asset backed securities | | 2,293 | — |
| Other debt securities | | 6,095 | 2,698 |
| Equities | | 6,703 | 5,471 |
| Derivatives: | | | |
| Interest rate contracts | | 315 | 335 |
| Credit contracts | | 15 | 58 |
| Equity contracts | | 2,184 | 908 |
| Forward contracts | | 450 | 156 |
| Commercial paper and money market funds | | 1,038 | — |
| State and municipal bond obligations | | 657 | — |
| Total | $ | 61,094 | 23,453 |

***(b) Recurring Fair Value Measurements***

The following table sets forth by level within the fair value hierarchy financial instruments owned, at fair value, including those pledged as collateral, financial instruments sold, but not yet purchased, at fair value and other financial assets and financial liabilities accounted for at fair value on a recurring basis and under the fair value option as of December 31, 2013 (in millions). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

| | Level 1 | Level 2 | Level 3 | Counter-party netting | Total |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Cash equivalents | $ 183 | — | — | — | 183 |
| Cash and securities segregated for benefit of customers | 2,948 | 4,914 | — | — | 7,862 |
| Collateralized agreements and financings | — | 98,234 | — | (23,202) | 75,032 |
| Financial instruments owned | | | | | |
| U.S. Treasury securities | 15,769 | 2,302 | — | — | 18,071 |
| U.S. Government agency obligations | 8 | 20,180 | — | — | 20,188 |
| Other mortgage backed securities | — | 2,743 | 342 | — | 3,085 |
| Asset backed securities | — | 2,109 | 184 | — | 2,293 |
| Other debt securities | | 5,997 | 98 | — | 6,095 |
| Equities | 4,059 | 2,591 | 53 | — | 6,703 |
| Derivatives: | | | | | |
| Interest rate contracts | 4 | 398 | 184 | (271) | 315 |
| Credit contracts | — | 15 | — | — | 15 |
| Equity contracts | — | 3,589 | — | (1,405) | 2,184 |
| Forward contracts | — | 450 | — | — | 450 |
| Commercial paper and money market funds | — | 1,038 | — | — | 1,038 |
| State and municipal bond obligations | 2 | 633 | 22 | — | 657 |
| Total financial instruments owned | 19,842 | 42,045 | 883 | (1,676) | 61,094 |
| Securities received as collateral (included in other assets) | — | 8,050 | — | — | 8,050 |
| Total recurring fair value measurements | $ 22,973 | 153,243 | 883 | (24,878) | 152,221 |

| | | Level 1 | Level 2 | Level 3 | Counter-party netting | Total |
|---|---|---|---|---|---|---|
| Liabilities: | | | | | | |
| Collateralized agreements and financings | $ | — | 66,849 | — | (23,202) | 43,647 |
| Financial instruments sold, not yet purchased: | | | | | | |
| U.S. Treasury Securities | | 12,344 | 615 | — | — | 12,959 |
| U.S. government agency obligations | | — | 868 | — | — | 868 |
| Other debt securities | | — | 2,691 | 7 | — | 2,698 |
| Equities | | 1,793 | 3,678 | — | — | 5,471 |
| Derivatives: | | | | | | |
| Interest rate contracts | | — | 597 | 9 | (271) | 335 |
| Credit contracts | | — | 58 | — | — | 58 |
| Equity contracts | | — | 2,313 | — | (1,405) | 908 |
| Forward contracts | | — | 156 | — | — | 156 |
| Total financial instruments sold, not yet purchased | | 14,137 | 10,976 | 16 | (1,676) | 23,453 |
| Obligation to return securities as collateral (included in other liabilities) | | — | 8,050 | — | — | 8,050 |
| Total recurring fair value measurements | $ | 14,137 | 85,875 | 16 | (24,878) | 75,150 |

During the year ended December 31, 2013, the Company transferred equity options and exchange traded funds with a fair value of $4.7 billion at the time of transfer, which are included within Equities in financial instruments owned, and $1.7 billion, which are included in financial instruments sold, but not yet purchased at fair value in the table above, from level 1 to level 2 in the fair value hierarchy. In accordance with the Company's policy for determining fair value, the fair value of equity options is determined using internal valuation models and pricing curves and the fair value of exchange traded funds is determined using net asset values. Accordingly, the Company believes these equity instruments should be classified as level 2 within the fair value hierarchy. There were no other transfers between level 1 and level 2 during the year ended December 31, 2013.

### *(c) Level 3 Financial Assets/Financial Liabilities*

The table below presents the (1) valuation techniques and the nature of significant inputs generally used to determine the fair values of each type of level 3 financial asset/financial liability (in millions) and (2) the ranges of significant unobservable inputs used to value the Company's Level 3 financial assets/financial liabilities. These ranges represent the significant unobservable inputs that were used in the valuation of each type of financial asset/financial liability. The ranges of these inputs are not representative of the appropriate inputs to use when calculating the fair value of any one type of financial asset/financial liability. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Company's Level 3 financial assets/financial liabilities.

| | Level 3 at Dec 31, 2013 | | | | | |
|---|---|---|---|---|---|---|
| | Assets | Liabilities | Valuation technique(s) | Significant unobservable input(s) (Level 3) | Range | |
| Financial instruments owned: | | | | | | |
| Other mortgage backed securities | $ 342 | - | Market Comparables | Price | 0% | 106% |
| | | | Discounted cash flow | Credit spread | 2% | 15% |
| Asset backed securities | 184 | - | Market Comparables | Price | 0% | 85% |
| | | | Discounted cash flow | Credit spread | 2% | 16% |
| Other debt securities | 98 | 7 | Market Comparables | Price | 0% | 126% |
| | | | Discounted cash flow | Credit spread | 5% | 18% |
| Equities | 53 | - | Market Comparables | Price | 0% | 100% |
| Derivatives: | | | | | | |
| Interest rate contracts | 184 | 9 | Discounted cash flows | Constant prepayment rate (%) | 1% | 25% |
| State and municipal bond obligations | 22 | - | Market Comparables | Price | 95% | 104% |
| | $ 883 | $ 16 | | | | |

The price input is a significant unobservable input for certain fixed income instruments. For these instruments, the price input is based upon a percentage of the notional amount with a price of $100 being at par value and the fair value is determined using pricing data for comparable instruments. Securities that have embedded features and/or high coupons may be priced higher than par. The price input is also a significant unobservable input for certain equity securities with the range of inputs varying depending upon the type, number of shares, and other factors.

The credit spread is a reflection of the credit quality of an exposure and represents the yield return on a benchmark reference instrument depending on the asset being assessed. Credit spread is relevant

for fixed income and credit instruments with the ranges for the credit spread input varying across instruments.

The Constant Prepayment Rate is a significant unobservable input for certain interest rate contracts that are prepayment driven and have amortizing features.

The table below presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis (in millions). Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below do not reflect the related realized or unrealized gains and losses on hedging instruments that have been classified by the Company within the Level 1 and/or Level 2 categories. Additionally, both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

| | | Beginning Balance | Realized Gains (Losses) | Unrealized Gains (losses) | Transfers into Level 3 | Transfers out of Level 3 | Purchases | Sales | Issuances | Settlements | Ending Balance |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Assets: | | | | | | | | | | | |
| Financial instruments owned: | | | | | | | | | | | |
| Other mortgage backed securities | $ | 544 | (43) | (12) | - | (61) | 291 | (377) | - | - | 342 |
| Asset backed securities | | 366 | 22 | (2) | 55 | (91) | 97 | (263) | - | - | 184 |
| Other structured financial products | | 8 | - | - | - | - | - | (8) | - | - | - |
| Other debt securities | | 97 | (1) | (14) | 2 | (42) | 81 | (25) | - | - | 98 |
| Equities | | 18 | - | (1) | 4 | - | 42 | (10) | - | - | 53 |
| Derivatives: | | | | | | | | | | | |
| Interest rate contracts | | 356 | - | (128) | - | (34) | - | (10) | - | - | 184 |
| Credit contracts | | 1 | - | - | - | - | - | (1) | - | - | - |
| State and municipal bond obligations | | 11 | - | (3) | 17 | (3) | - | - | - | - | 22 |
| Total financial instruments owned | $ | 1,401 | (22) | (160) | 78 | (231) | 511 | (694) | - | - | 883 |
| Liabilities: | | | | | | | | | | | |
| Financial instruments sold, not yet purchased: | | | | | | | | | | | |
| Other debt securities | | 7 | - | - | - | - | - | - | - | - | 7 |
| Derivatives: | | | | | | | | | | | |
| Interest rate contracts | | 11 | - | (2) | - | - | - | - | - | - | 9 |
| Credit contracts | | 7 | - | - | - | (7) | - | - | - | - | - |
| Total financial instruments sold, not yet purchased: | $ | 25 | - | (2) | - | (7) | - | - | - | - | 16 |

***(d) Financial Instruments Not Measured at Fair Value***

Certain of the Company's financial assets and liabilities, such as various collateralized agreements and financings, are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

The fair value represents management's best estimate of fair value based on a number of assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization. For longer term debt such as subordinated liabilities, the Company uses carrying value as a best estimate of fair value given that the interest rates on such debt resets to market rates at regular and frequent intervals. For other longer term interest bearing payables, as a practical expedient, the Company uses carrying value as an estimate of fair value.

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value (in millions). The table excludes all non-financial instruments such as property, plant and equipment, tax assets and liabilities, and estimated accruals and provisions.

| | | Carrying Value | Level 1 | Level 2 | Level 3 | Total Estimated Fair Value |
|---|---|---|---|---|---|---|
| Assets: | | | | | | |
| Cash | $ | 1,036 | 1,036 | — | — | 1,036 |
| Cash and securities segregated for benefit of customers | | 3,863 | 3,333 | 530 | — | 3,863 |
| Collateralized agreements and financings | | 43,376 | — | 43,376 | — | 43,376 |
| Receivables: | | | | | | |
| Customers | | 1,638 | — | 1,638 | — | 1,638 |
| Noncustomers | | 19,677 | — | 19,677 | — | 19,677 |
| Brokers, dealers, and clearing organization | | 2,256 | — | 2,256 | — | 2,256 |
| Other assets | | 2,228 | 4 | 2,224 | — | 2,228 |
| Liabilities: | | | | | | |
| Collateralized agreements and financings | $ | 100,192 | — | 100,192 | — | 100,192 |
| Payables: | | | | | | |
| Customers | | 16,349 | — | 16,349 | — | 16,349 |
| Noncustomers | | 1,744 | — | 1,744 | — | 1,744 |
| Brokers, dealers, and clearing organization | | 7,538 | — | 7,538 | — | 7,538 |
| Other | | 4,823 | — | 3,668 | 1,155 | 4,823 |
| Other Liabilities | | 774 | — | 774 | — | 774 |
| Subordinated liabilities | | 6,723 | — | — | 6,723 | 6,723 |

### *(e) Fair Value Option*

The Company elected the fair value option for certain portfolios of collateralized agreements and financings. The election was made as the particular portfolios are risk-managed and reported for internal purposes on a mark-to-market basis. These portfolios are traded to make profits from

movements in interest rates and the traders' performances are assessed on this basis. The portfolios are priced to related market interest rates according to the collateral type and duration of the contract. The net present value is calculated daily and is based on changes in certain market curves and spreads.

***(f) Derivative Activities***

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivative contracts may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies, or indices.

Substantially all of the Company's derivative transactions are entered into for trading purposes, to facilitate customer transactions, or as a means of risk management of firm inventory positions. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. The Company does not apply hedge accounting under ASC 815 (*Derivatives and Hedging*) to any of its derivative contracts.

The following table sets forth the fair value and the number of the Company's derivative contracts by major product type on a gross basis as of December 31, 2013. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in millions, except number of contracts):

| Derivative contract type | | Derivative assets | Derivative liabilities | Notional amount | Number of contracts |
|---|---|---|---|---|---|
| Interest rate contracts | $ | 586 | 606 | 173,861 | 870 |
| Credit contracts | | 15 | 58 | 33,679 | 2,136 |
| Equity contracts | | 3,589 | 2,313 | 170,109 | 6,103 |
| Futures contracts | | - | - | 288 | 8 |
| Forward contracts | | 450 | 156 | 24,533 | 11,553 |
| Subtotal | | 4,640 | 3,133 | 402,470 | 20,670 |
| Counterparty netting (1) | | (1,676) | (1,676) | | |
| Total fair value | $ | 2,964 | 1,457 | | |

(1) Represents the netting of receivable balances with payable balances for the same counterparty pursuant to credit support agreements.

The Company generally enters into International Swaps and Derivative Association, Inc. master netting agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Company requires collateral, generally cash or securities in connection with its derivative transactions.

The following table presents information about the offsetting of derivative instruments and related collateral amounts (in millions). For information related to offsetting of collateralized agreements and financings, see note 4.

| | Gross Amounts | Amounts Offset in the Statement of Financial Condition (1) | Net Amounts Presented in the Statement of Financial Condition | Collateral Received or Pledged (Including Cash) | Net Amount |
|---|---|---|---|---|---|
| Derivatives assets | $ 4,640 | (1,676) | 2,964 | (2,964) | — |
| Derivatives liabilities | $ 3,133 | (1,676) | 1,457 | (1,457) | — |

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

Credit Derivatives – the Company enters into credit derivatives, principally through credit default swaps, under which it provides counterparties protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. A majority of the Company's counterparties are banks, broker-dealers, insurance and other financial institutions, and monoline insurers. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of December 31, 2013 (in millions):

| | | Protection sold | | | | |
|---|---|---|---|---|---|---|
| | | Maximum potential payout/notional | | | | Fair value asset (liability) (1) |
| | | Years to maturity | | | | |
| **Credit ratings of the reference obligation** | | **Less than 1** | **1 – 5** | **Over 5** | **Total** | |
| Single-name credit default swaps: | | | | | | |
| AAA | $ | — | 19 | — | 19 | — |
| AA | | — | 5 | — | 5 | — |
| A | | — | 15 | 10 | 25 | (1) |
| BBB+ | | — | — | 8 | 8 | — |
| BBB | | — | — | 13 | 13 | — |
| Noninvestment grade | | — | 237 | 984 | 1,221 | (306) |
| | | — | 276 | 1,015 | 1,291 | (307) |
| Multi-name credit default swaps: | | | | | | |
| Noninvestment grade | $ | | 423 | 14,044 | 14,467 | (2,343) |
| | | — | 423 | 14,044 | 14,467 | (2,343) |
| Total return swaps: | | | | | | |
| Noninvestment grade | | — | — | — | — | (1) |
| | | — | — | — | — | (1) |
| Total protection sold | $ | — | 699 | 15,059 | 15,758 | (2,651) |

(1) Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The maximum potential amounts of future payments under credit derivatives contracts are based on the notional value of credit derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience. In addition, the maximum amount of future payments for credit protection sold has not been reduced for any cash collateral paid to counterparties. Payments under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that relates to credit exposures only is not possible.

Single-name and multi-name credit default swaps – A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium (typically quarterly) over the life of the contract and is protected for the period. The Company in turn will have to perform under a credit default swap if a credit event as defined under the contract occurs. Typical credit events include bankruptcy, dissolution, or insolvency of the referenced entity; failure to pay; the obligations of the referenced entity and restructuring of the obligations of the referenced entity. In order to provide an indication of the current payment status or performance risk of the credit default swaps, the external credit ratings, primarily Moody's credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Total return swaps – a total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Purchased credit protection – for single-name and multi-name credit default swaps and total return swaps, the Company has purchased protection with a notional amount of $17.9 billion, compared with a notional amount of $15.8 billion of credit protection sold with identical underlying reference obligations. The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Company may also recover amounts on the underlying reference obligation delivered to the Company under credit default swaps where credit protection was sold.

*Credit-Risk Related Contingent Features in Derivatives*

For the Company's OTC derivative contracts that are with related parties, there are no credit-risk-related contingent features in these contracts with provisions that require the Company to either settle immediately, or post additional collateral if its credit rating, or the credit rating of its affiliates, is downgraded.

## (4) Securities Pledged as Collateral and Obligations to Return Collateral

The Company pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in financial instruments owned, at fair value on the consolidated statement of financial condition.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the consolidated statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2013, included in other assets and other liabilities on the accompanying consolidated statement of financial condition was $8.1 billion resulting from these transactions.

At December 31, 2013, the Company has received collateral of $75.7 billion and $90.6 billion under agreements to resell and securities borrowed, respectively, of which $70.1 billion and $79.2 billion, respectively, has been re-pledged as collateral for repurchase transactions, securities lending transactions, to meet margin requirements at clearing organizations and to facilitate short sales of customers and noncustomers.

At December 31, 2013 in the normal course of business, the Company was in possession of collateral in the amount of $66.0 billion and $73.8 billion from customers and noncustomers, respectively, of which $6.8 billion and $54.4 billion, respectively, has been pledged for securities lending transactions, repurchase transactions and to facilitate short sales of customers and noncustomers.



(Continued)

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company also monitors the market value of the underlying securities as compared to the related receivable or payable and may require additional collateral where appropriate to ensure such transactions are adequately collateralized. The following table presents information about the offsetting of these instruments and related collateral amounts (in millions). For information related to offsetting of derivatives, see note 3(f).

| | | Gross Amounts | Amounts Offset in the Statement of Financial Condition (1) | Net Amounts Presented in the Statement of Financial Position | Collateral Received or Pledged (Including Cash) | Net Amount |
|---|---|---|---|---|---|---|
| Assets | | | | | | |
| Collateralized agreements and financings | | | | | | |
| Securities purchased under agreements to resell | $ | 73,104 | (21,931) | 51,173 | (51,173) | — |
| Securities borrowed | | 68,506 | (1,271) | 67,235 | (65,502) | 1,733 |
| Total | | 141,610 | (23,202) | 118,408 | (116,675) | 1,733 |
| Liabilities | | | | | | |
| Collateralized agreements and financings | | | | | | |
| Securities sold under agreements to repurchase | $ | 126,293 | (21,931) | 104,362 | (104,362) | — |
| Securities loaned | | 40,748 | (1,271) | 39,477 | (38,738) | 739 |
| Total | | 167,041 | (23,202) | 143,839 | (143,100) | 739 |

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

## (5) Securitization Activities and Variable Interest Entities

### *(a) Securitization Activities*

The Company engages in securitization activities related to residential mortgage loans and other types of financial assets. The Company may act as an underwriter of the beneficial interests that are sold to investors. The Company derecognizes financial assets transferred in securitizations, provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization. The Company generally receives cash in exchange for transferred assets.

The Company may have retained interests in transferred financial assets. These retained interests are classified as financial instruments owned, at fair value in the consolidated statement of financial condition and are measured at fair value. At December 31, 2013, the Company had no retained interests in transferred financial assets.

### *(b) Variable Interest Entities*

The Company, in the ordinary course of business, creates or transacts with entities that are considered VIEs. The Company also purchases and sells variable interests in VIEs which primarily issue mortgage-backed and other asset backed securities in connection with its market making activities and making investments in VIEs that hold performing and nonperforming debt, equity and other assets. Substantially all of the consolidated assets of the VIE act as the collateral for the related consolidated liabilities.

The Company's variable interests in VIEs include senior and subordinated debt interests in mortgaged backed and asset backed securitization vehicles. The Company's exposure to the obligations of VIEs is generally limited to its interests in these entities. The Company has aggregated nonconsolidated VIEs based on the principal business activities. The following table sets forth (in millions) the carrying amounts of assets in nonconsolidated VIEs in which the Company holds variable interests and the Company's maximum exposure to loss excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. In accordance with ASC 860 (*Transfers and Servicing*) and ASC 810 (*Consolidations*), the following table includes nonconsolidated VIEs in which the Company holds variable interests (and to which the Company sold assets and has continuing involvement as of December 31, 2013) that were formerly considered QSPEs prior to the adoption of these standards.

| | Fair value of variable interests held | Maximum exposure of debt interests |
|---|---|---|
| Commercial mortgages | $ 4,325 | $ 4,325 |
| Asset backed securities | 836 | 836 |
| Collateralized debt obligations | 722 | 722 |
| Residential mortgages | 510 | 510 |
| | $ 6,393 | $ 6,393 |

The Company's maximum exposure to loss presented in the preceding table does not reflect the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.

The following table sets forth the carrying amount (in millions) and classification of the Company's assets and liabilities, excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with its variable interests, in consolidated VIEs. In accordance with ASC 810, the following table excludes VIEs in which the Company holds a majority of voting interest if the VIE meets the definition of a business as defined in ASC 805 and the VIE's assets can be used for purposes other than settlement of its obligations. The Company has aggregated consolidated VIEs based on principal business activity. Consolidated VIE assets and liabilities are presented after intercompany eliminations and include assets financed on a nonrecourse basis.

| | Asset backed securities |
|---|---|
| Assets: | |
| Financial instruments owned, at fair value | $ 140 |
| Total assets | $ 140 |
| Liabilities: | |
| Payables - other | $ 126 |
| Total liabilities | $ 126 |

## (6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2013 consist of the following (in millions):

| | | Receivable | Payable |
|---|---|---|---|
| Securities failed to deliver/receive | $ | 426 | 592 |
| Payable to clearing broker | | — | 6,217 |
| Receivable from clearing organizations | | 728 | — |
| Other | | 1,102 | 729 |
| | $ | 2,256 | 7,538 |

Payable to clearing broker primarily comprises payables for unsettled trades. In addition, the Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis, the payable for which is also included in payable to clearing broker.

## (7) Payables – Other

The Company maintained an uncommitted bank loan facility whereby it may borrow funds on an unsecured or secured basis from the Bank at various rates approximating the Federal Funds rate of interest. Effective April 29, 2013, a portion of this facility became committed with a fee charged to the Company at a rate of .43% of the committed facility.

At December 31, 2013, all but $1.3 billion of the Company's borrowings, aggregating $4.8 billion, which are included in other payables in the accompanying consolidated statement of financial condition were with affiliates and were unsecured. At December 31, 2013, the weighted average interest rate on these borrowings was 1.9%. In addition, $3.5 billion of the borrowings were overnight or short-term.



(Continued)

## (8) Other Assets and Other Liabilities

The significant components of the Company's other assets as of December 31, 2013 were as follows (in millions):

| | | |
|---|---|---|
| Securities received as collateral under ASC 860-30, at fair value | $ | 8,050 |
| Receivables from affiliates | | 754 |
| Accrued interest and dividends receivable | | 361 |
| Investment in unconsolidated subsidiary | | 353 |
| Syndicate receivables | | 282 |
| Deferred tax assets | | 298 |
| Current income tax receivable | | 237 |
| Other | | 504 |
| | $ | 10,839 |

The significant components of the Company's other liabilities as of December 31, 2013 were as follows (in millions):

| | | |
|---|---|---|
| Obligation to return securities received as collateral under ASC 860-30, at fair value | $ | 8,050 |
| Accrued compensation and benefits | | 1,488 |
| Accrued operating expenses | | 496 |
| Payables to affiliates | | 438 |
| Accrued interest and dividends payable | | 249 |
| Current income tax liability | | 56 |
| Other | | 321 |
| | $ | 11,098 |

## (9) Related-Party Transactions

The Company is involved in significant financing and other transactions, and has significant related-party balances with certain of its affiliates. Related party financing transactions are also discussed in notes 7 and 15.

### *(a) Related-Party Assets and Liabilities*

The following table sets forth assets and liabilities with related parties as of December 31, 2013 (in millions):

| | | |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ | 793 |
| Cash and securities segregated for benefit of customers | | 514 |
| Securities purchased under agreements to resell | | 20,928 |
| Securities borrowed | | 1,613 |
| Financial instruments owned, at fair value | | 346 |
| Receivable from customers | | 140 |
| Receivable from noncustomers | | 19,677 |
| Receivable from brokers, dealers, and clearing organizations | | 160 |
| Other assets | | 9,157 |
| | $ | 53,328 |

| | | |
|---|---|---|
| Liabilities: | | |
| Securities sold under agreements to repurchase | $ | 49,364 |
| Securities loaned | | 37,109 |
| Payable to customers | | 783 |
| Payable to noncustomers | | 1,084 |
| Payable to brokers, dealers, and clearing organizations | | 894 |
| Payables – other | | 3,523 |
| Financial instruments sold, but not yet purchased, at fair value | | 110 |
| Other liabilities | | 8,492 |
| Subordinated liabilities | | 6,723 |
| | $ | 108,082 |

## (10) Off Balance Sheet Risk and Concentrations of Credit Risk

### *(a) Market Risk*

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels

of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

### *(b) Credit Risk*

The Company acts as a dealer of securities in the global capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

The notional amounts of contractual commitments do not represent exposure to credit risk. Credit risk associated with futures contracts is limited since all transactions are guaranteed by the exchange on which they are traded and daily cash settlements by all counterparties are required for changes in the market value of open contracts. The Company's purchased exchange issued options also possess low credit risk due to guarantee of performance by the issuing exchange. Negotiated contractual commitments, such as forwards, and certain OTC options possess greater exposure to credit risk since cash settlement is not normally required on a daily basis, and therefore, counterparty credit quality and the value of pledged collateral are essential elements in controlling the Company's risk.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Company regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial



(Continued)

institutions, which are economically and geographically diverse. The Company monitors credit risk on both an individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

### *(c) Operational and Support Risk*

As a major intermediary in financial markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include the following:

i. Operational/settlement risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions. The Company is subject to increased risks with respect to its trading activities in emerging markets securities, where clearance, settlement, and custodial activities continue to develop.

ii. Technological risk – the risk of loss attributable to technological limitations or hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must address the technological implications that will result from regulatory and market changes.

iii. Legal/documentation risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

iv. Financial control risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

## (11) Commitments and Contingencies

### *(a) Commitments*

Underwriting Commitments – in the normal course of business, the Company enters into underwriting transactions. There were no commitments relating to such underwritings open at December 31, 2013.

Letters of Credit – the Company has $1.6 billion of uncommitted facilities with external banks permitting borrowing on an unsecured and secured basis. As of December 31, 2013, $225,000 of this facility was utilized for letters of credit posted as margin to clearing organizations and none was utilized for other operational purposes.

Forward Secured Financings – the Company had commitments to enter into forward secured financing transactions, including certain reverse repurchase agreements of $10.3 billion and repurchase agreements of $5.1 billion, respectively, as of December 31, 2013.

Customer Margin Financing – the Company's prime brokerage business enters into term margin agreements with selected customers covering the Company's collateralized margin lending activities. Term margin agreements are formal conditional commitments between the Company and the customer whereby the Company agrees not to change the terms of its agreement without providing a specific notice period. At December 31, 2013, the Company did not have an obligation to its customers to fund incremental debit balances of their accounts above the current debit balance amounts.

Leases – the Company has entered into various noncancelable lease agreements for premises and equipment that expire through 2023. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental commitments under noncancelable leases with initial or remaining terms exceeding one year as of December 31, 2013 are presented below (in millions):

| | | |
|---|---|---|
| Year ending: | | |
| 2014 | $ | 16.3 |
| 2015 | | 10.8 |
| 2016 | | 10.4 |
| 2017 | | 8.7 |
| 2018 | | 7.0 |
| 2019 and thereafter | | 23.4 |
| Total | $ | 76.6 |

Other Commitments – other compensation related commitments of the Company totaled $44.9 million as of December 31, 2013.

***(b) Contingencies***

The Company operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Company is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business that claim substantial damages.

In accordance with ASC 450 (*Loss Contingencies*), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these matters and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company. The actions against the Company as of December 31, 2013 include but are not limited to the following (listed in alphabetical order):

**Auction Rate Securities**

The Bank and the Company, including a division of the Company, have been named as defendants in twenty-two actions asserting various claims under the federal securities laws and state common law arising out of the sale of auction rate securities (ARS). Of those twenty-two actions, two are pending and twenty have been resolved or dismissed with prejudice. The Bank and the Company were the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continued to hold ARS offered for sale by the Bank and the Company between March 17, 2003 and February 13, 2008. In December 2010, the court dismissed the putative class action with prejudice. After initially filing a notice of appeal, the plaintiff voluntarily withdrew and dismissed the appeal in December 2011. The Bank was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs filed appeals of the dismissals with the Second Circuit Court of Appeals. On March 5, 2013, the Second Circuit affirmed dismissal of the two putative class actions.

**Corporate Securities Matters**

The Company regularly acts in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and are from time to time named as defendants in litigation commenced by investors relating to those securities.

The Company, along with numerous other financial institutions, has been sued in the United States District Court for the Southern District of New York in various actions in their capacity as underwriters and sales agents for debt and equity securities issued by American International Group, Inc. (AIG) between 2006 and 2008. On May 19, 2009, lead plaintiffs filed a consolidated putative securities class action pursuant to Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the Exchange Act). The underwriters and sales agents are not named in the Exchange Act claims. The complaint alleges, among other things, that the offering documents failed to reveal that AIG had substantial exposure to losses due to credit default swaps, that AIG's real estate assets were overvalued, and that AIG's financial statements did not conform to GAAP. The total amount of securities alleged to have been sold by the underwriter and sales agent defendants pursuant to the offerings at issue in the consolidated action is $27 billion. The Bank underwrote approximately $550 million in AIG securities. The Company underwrote approximately $811 million in AIG securities. On April 1, 2011, lead plaintiffs filed a motion for class certification and defendants' oppositions were filed on

May 24, 2012. Lead plaintiffs filed their reply brief on June 22, 2012. The Court held oral argument on the class certification motion on May 1, 2013. Fact discovery is complete and expert discovery has been deferred pending the Court's ruling on class certification. The underwriter and sales agent defendants, including the Bank and the Company, received a customary agreement to indemnify from AIG as issuer in connection with the offerings, upon which they have notified AIG that they are seeking indemnity.

The Company, along with numerous other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Southern District of New York relating to alleged misstatements and omissions in the registration statement of General Motors Company (GM) in connection with GM's November 18, 2010 initial public offering (IPO). The Company acted as an underwriter for the offering. Specifically, lead plaintiff alleges that the registration statement issued in connection with the IPO contained material misstatements and/or omissions. The original complaint was filed on June 29, 2012. Lead plaintiff was appointed on November 21, 2012, and lead plaintiff filed an amended complaint on February 1, 2013. A motion to dismiss has been fully briefed. The underwriters, including the Company, received a customary agreement to indemnify from GM as issuer in connection with the offerings, upon which they have notified GM that they are seeking indemnity.

The Company, along with other financial institutions, was named as a defendant in a putative class action lawsuit pending in the United States District Court for the Southern District of New York in April 2009 alleging material misstatements and/or omissions in the offering documents of General Electric Co.'s (GE) October 2008 Common Stock Offering. The Company acted as an underwriter in the offering. On July 29, 2009, the Court entered an order consolidating this action with others generally arising out of the same facts against GE and various company officers and directors. A consolidated amended complaint was filed on October 2, 2009. Defendants moved to dismiss the consolidated amended complaint on November 24, 2009, and, on June 9, 2010, the plaintiff filed a second amended complaint. Defendants moved to dismiss the second amended complaint on June 30, 2010, and the Court granted in part and denied in part that motion on January 12, 2012. On January 26, 2012, defendants moved for reconsideration regarding the claims which were not dismissed, and, on April 18, 2012, the Court granted reconsideration and dismissed the remaining claims against the Company and the other underwriter defendants. Some claims against the GE-related defendants survived. The time for any appeal from dismissal of the claims against the underwriters will not begin to run until disposition of the remaining claims against the GE-related defendants. The underwriters, including the Company, received a customary agreement to indemnify from GE as issuer in connection with the offerings, upon which they have notified GE that they are seeking indemnity. A settlement between GE and the Plaintiffs has been reached, which contains a release of the underwriter defendants, including the Company, and was approved by the Court on

September 6, 2013. On October 3, 2013, a shareholder of the Issuer filed a notice of appeal challenging the settlement.

**Credit Default Swaps Information Market**

On July 1, 2013, the European Commission issued a Statement of Objections (the SO) against the Bank, including the Company, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the EEA Agreement). The SO sets forth preliminary conclusions of the EC that (i) attempts by two exchanges to enter the market for exchange traded unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, the Bank and the twelve other banks constituted a single and continuous infringement of Article 101 TFEU and Article 53 EEA. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on the Bank, Markit, ISDA and the twelve other banks. The Bank, along with certain affiliates, including the Company, filed a response contesting the EC's preliminary conclusions in January 2014.

In addition, several putative civil actions were filed in federal court in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois against the Bank, including the Company, and numerous other credit default swap (CDS) dealer banks. All of the complaints allege that the banks conspired to prevent the establishment of exchange traded CDS, with the effect of raising prices for over-the-counter CDS transactions, and seek to represent a class of individuals and entities located in the United States or abroad who, during a period from about October 2008 through the present, directly purchased CDS from or directly sold CDS to the defendants in the United States. On July 16, 2013, a motion was filed with the Joint Panel on Multidistrict Litigation to have all of the CDS civil actions consolidated for pretrial proceedings. On October 16, 2013, the Joint Panel transferred the CDS civil actions to the United States District Court for the Southern District of New York. An initial status conference was held on December 5, 2013. On December 13, 2013, the Court entered a Case Management Order stating that the CDS civil actions are consolidated for pretrial purposes. Lead plaintiffs filed their consolidated amended complaint on January 31, 2014. Defendants intend to file a motion to dismiss on March 14, 2014.

**Insurative v. DBSI**

The Company and one of its former employees are named as defendants in a lawsuit brought by Insurative Premium Finance (Jersey) Limited (Insurative) in the United States District Court for the

District of Massachusetts. The lawsuit asserts claims for fraudulent misrepresentation, tortious interference with advantageous business relations, unfair and deceptive acts or practices, promissory estoppel, breach of contract, breach of duty of good faith and negligent supervision, all arising from the former employee's alleged involvement in a fraudulent scheme involving the purchase of premium life insurance policies by clients of the Company. Insurative alleges that it was contracted to provide the financing for the life insurance policies and that it suffered lost profits when the clients terminated the financing arrangement. Insurative seeks $38 million in alleged lost profits and treble damages. On December 18, 2012, the Magistrate Judge assigned to the case issued a report recommending that the District Court Judge grant the Company's motion to dismiss as to all claims except for unfair and deceptive acts or practices and negligent supervision. The District Court accepted and adopted the Magistrate Judge's report and recommendation over the Insurative's objections.

**Interbank Offered Rates**

On May 20, 2013, plaintiff Salix Capital US Inc. (Salix), on their own behalf and as assignee of the Frontpoint Funds, filed a complaint in the State Court of New York alleging that the Bank and the Company, along with various other financial institutions, conspired to manipulate LIBOR for the period from August 2007 to May 2010. Salix asserted various state law claims, including breach of contract, breach of implied covenant of good faith and fair dealing, common law fraud, aiding and abetting fraud, unjust enrichment, tortious interference and civil conspiracy. Salix sought consequential and punitive damages of "not less than $250 million." On June 12, 2013, defendants removed the lawsuit to the Southern District of New York. On June 27, 2013, Salix filed an Amended Complaint alleging the same causes of action and damages as the initial complaint. On July 11, 2013, Salix filed a motion to remand the case back to the State Court of New York which was denied by the Southern District of New York on December 30, 2013. The Bank and the Company intend to move to dismiss the Amended Complaint.

**MF Global Litigations**

The Company, along with numerous other securities firms and individuals, has been named as a defendant in a consolidated class action lawsuit pending in the United States District Court for the Southern District of New York. The lawsuit is purportedly brought on behalf of investors in certain debt securities issued by MF Global Holdings Ltd. The Company is being sued as an underwriter for two of the three debt offerings that are the subject of the lawsuit. The lawsuit alleges material misstatements and omissions in a registration statement and prospectuses. A consolidated amended complaint has been filed, and a motion to dismiss by the underwriter defendants is pending. On November 12, 2013, the Court denied the underwriters' motion to dismiss the consolidated amended complaint.



(Continued)

**Mortgage-Related and Asset Backed Securities Matters**

The Bank and its affiliates, including the Company (collectively referred to in this section as Deutsche Bank), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage backed securities (RMBS), collateralized debt obligations, asset backed commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in RMBS offerings and other asset-backed securities. These cases include purported class action suits, actions by individual purchasers of securities, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. and Novastar Mortgage Corporation. These cases are in discovery.

On December 18, 2013, the United States District Court for the Southern District of New York dismissed the claims against the Company in the putative class action relating to RMBS issued by Residential Accredit Loans, Inc. and its affiliates.

On April 17, 2013, Bank of America announced that it had reached a settlement in principle to dismiss various class action claims, which include the class action claims brought against underwriters, including Deutsche Bank, relating to RMBS issued by Countrywide Financial Corporation. Following preliminary and final fairness hearings, on December 17, 2013, the court entered a final judgment and order of dismissal with prejudice. The settlement did not require any payment by the underwriters, including Deutsche Bank.

Deutsche Bank is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS and other asset-backed securities, and their affiliates, including Aozora Bank, Ltd., Bayerische Landesbank, Commerzbank AG, the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Guaranty Bank, Franklin Bank S.S.B., Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal

Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), John Hancock Insurance Company, Landesbank Baden-Württemberg, Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of special-purpose vehicle created to acquire certain assets of Fortis Bank), Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), The Charles Schwab Corporation, Triaxx Prime CDO 2006-1 Ltd., Triaxx Prime CDO 2006-1 LLC, Triaxx Prime CDO 2006-2 Ltd., Triaxx Prime CDO 2006-2 LLC, Triaxx Prime CDO 2007-1 Ltd. and Triaxx Prime CDO 2007-1 LLC. These civil litigations and arbitrations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers' RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

On December 20, 2013, Deutsche Bank announced that it reached an agreement to resolve its residential mortgage-backed securities litigation with the Federal Housing Finance Agency (FHFA) as conservator for Fannie Mae and Freddie Mac. As part of the agreement, Deutsche Bank paid $1.9 billion of which the Company paid $887 million. The settlement included dismissal of claims brought against Deutsche Bank in the United States Federal Court for the Southern District of New York relating to approximately $14.3 billion of RMBS purchased by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (the GSEs) that were issued, sponsored and/or underwritten by Deutsche Bank and an agreement to resolve claims brought by or at the direction of the FHFA and/or the GSEs seeking the repurchase of mortgage loans contained in RMBS purchased by the GSEs. The settlement did not resolve two matters brought by the FHFA against Deutsche Bank as underwriter of RMBS issued by Countrywide Financial Corporation and Societe Generale and/or their affiliates. As underwriter, Deutsche Bank received a customary agreement of indemnity from Countrywide Financial Corporation and Societe Generale and/or their affiliates. On February 27, 2014, the FHFA and Societe Generale announced that they reached a settlement of the action concerning RMBS issued by Societe Generale. The settlement included a release of the claims asserted against all defendants in that action, including Deutsche Bank. The settlement did not require any payment by Deutsche Bank.

On July 16, 2012, the Fourth Judicial District for the State of Minnesota dismissed Deutsche Bank from a litigation brought by Moneygram Payment Systems, Inc. (Moneygram) relating to investments in RMBS, collateralized debt obligations and credit-linked notes. The court further denied Moneygram's motion for reconsideration, and Moneygram has filed an appeal. On January 11, 2013, Moneygram filed a summons with notice in New York State Supreme Court seeking to assert claims similar to those dismissed in Minnesota. On June 17, 2013, Moneygram filed an amended summons with notice and complaint in New York State Supreme Court. On July 22, 2013, the Minnesota Court

of Appeals affirmed the dismissal of Deutsche Bank AG, but reversed the dismissal of the Company. On October 15, 2013, the Minnesota Supreme Court denied the Company's petition for review of the Minnesota Court of Appeal's decision reversing the district court's dismissal of claims against the Company. The Court of Appeals issued its judgment on October 28, 2013. On January 31, 2014, the Company filed a petition for writ of certorari with the United States Supreme Court to seek review of Minnesota Court of Appeals decision finding specific personal jurisdiction over the Company.

Pursuant to terms of settlement agreements, litigations filed by Allstate Insurance Company, Cambridge Place Investments Management Inc., Dexia SA/NV, Stichting Pensionfonds ABP, West Virginia Investment Management Board, The Union Central Life Insurance Company, Teachers Insurance and Annuity Association of America and the Western and Southern Life Insurance Co. were dismissed. The financial terms of each of these settlements are confidential and not material to the Company.

The Company has entered into agreements with certain entities that have threatened to assert claims against the Company in connection with various RMBS offerings and other related products to toll the relevant statute of limitations. It is possible that these potential claims may have a material impact on the Company. In addition, the Company has entered into settlement agreements with some of these entities, the financial terms of which are confidential and not material to the Company.

**SPhinX**

The Bank, along with certain affiliates, including the Company (collectively referred to in this section as Deutsche Bank), are the subjects of a litigation filed in the United States District Court for the Southern District of New York by the Joint Official Liquidators (JOLs) of the SPhinX family of hedge funds (SPhinX) arising from losses allegedly suffered by SPhinX when SPhinX assets were transferred from segregated accounts at Refco LLC to unprotected accounts at Refco Capital Markets, Ltd. According to the complaint, the JOLs filed the action to recover (i) $263 million plus interest in damages suffered by SPhinX, (ii) the lost business enterprise value and deepening insolvency damages suffered by SPhinX's investment manager, PlusFunds Group, Inc., and (iii) damages suffered by a group of SPhinX investors that assigned claims to the JOLs. The complaint included claims for breach of fiduciary duty, fraud/misrepresentation, aiding and abetting fraud, aiding and abetting breach of fiduciary duty, aiding and abetting conversion, breach of contract/breach of implied covenant of good faith and fair dealing, and declaratory relief on Deutsche Bank's indemnity claims against SPhinX. On November 1, 2011, the court dismissed all claims, except for the claim for aiding and abetting fraud and further limited that claim to losses suffered by SPhinX with respect to assets placed at Refco LLC. On December 26, 2012, the court issued an order granting Deutsche Bank's motion for summary judgment and dismissed the aiding and abetting fraud claim. Plaintiffs made a motion for reconsideration which the court denied on August 2, 2013.

**Tax-Related Litigation**

Deutsche Bank AG (the Bank), along with certain affiliates, including the Company, and current and/or former employees (collectively referred to in this section as Deutsche Bank), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service (IRS) has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the IRS. The legal proceedings are pending in state and federal courts, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Numerous legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. A number of other legal proceedings have been filed and remain pending against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received and resolved a number of unfiled claims as well. The Bank does not expect these pending legal proceedings to have a significant effect on its financial position or profitability.

**Themis**

The Company has been named as a respondent in sixteen arbitrations and a defendant in one litigation seeking damages for losses sustained through a put spread options investment strategy directed by an independent registered investment advisor, Themis Asset Strategies LLC (Themis), whose principal Derek Clark was a client advisor at the Company from 2002-2005. Claimants include direct clients of Themis, for whom the Company performed execution and custody services, and customers of the Company, who participated in the trading program through the Company's referral program. The litigation plaintiff is a non-customer whose trades were executed through the Company's options desk and delivered to another firm. The put spread options strategy experienced a severe decline during the market turmoil of October 2008, and the Company discontinued its referral arrangement with Themis in November 2008. The litigation and one of the arbitrations is pending and the other fifteen arbitrations have been resolved or dismissed with prejudice.

**Trust Preferred Securities**

The Bank and certain of its affiliates and officers, including the Company, are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006

and May 2008. Claims are asserted under sections 11, 12(a)(2), and 15 of the Securities Act of 1933. An amended and consolidated class action complaint was filed on January 25, 2010. On August 19, 2011, the court granted in part and denied in part the defendants' motion to dismiss following which plaintiffs filed a second amended complaint, which did not include claims based on the October 2006 issuance of securities. On defendants' motion for reconsideration, the court on August 10, 2012 dismissed the second amended complaint with prejudice. Plaintiffs have sought reconsideration of that dismissal. On May 15, 2013, the court denied plaintiffs' motion for reconsideration. On June 13, 2013, plaintiffs filed a notice of appeal with the United States Court of Appeals for the Second Circuit. Defendants moved to dismiss the appeal as untimely, which motion was denied by the Second Circuit on July 23, 2013. Plaintiffs' filed their appellant brief on December 10, 2013. Defendants' brief in response to Plaintiffs' appellate brief is due on March 11, 2014.

## (12) Obligations under Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under ASC 460 (*Guarantees*). Such derivative contracts include certain written options, contingent forward contracts and credit default swaps. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. In order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company also provides guarantees to securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other

members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried on the consolidated statement of financial condition as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

The Company utilizes Pershing LLC (Pershing), a nonaffiliated broker-dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Company's retail brokerage customers on a fully disclosed basis. The Company is responsible for the initial and any subsequent margin requirement for any transaction in the event a customer of the Company were to fail to fulfill its obligation to Pershing. The Company is secured by assets in the customer's account. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.



(Continued)

The table below summarizes certain information regarding the Company's credit default swap derivative contracts that meet the definition of a guarantee as of December 31, 2013 (in millions):

| Type of guarantee | | notional years to maturity Less than 1 | 1 – 5 | Over 5 | Total | asset/ (liability) | Collateral/ recourse |
|---|---|---|---|---|---|---|---|
| Notional amount of derivative contracts | $ | — | 699 | 15,059 | 15,758 | (2,650) | — |
| Financial guarantees issued | | — | 2,173 | — | 2,173 | (2,173) | — |

## (13) Retirement Plans

### *(a) Defined Benefit Pension Plan*

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base salary plus bonus amounts up to 75% of base salary up to limits established by the Internal Revenue Service (IRS). Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30 year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

### *(b) Defined Contribution Plan – Matched Savings Plan*

The Company participates, together with other affiliates of DBAH in a tax qualified 401(k) plan. Employees are able to contribute from 1-20% of their eligible compensation on a before-tax and/or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. In addition, participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

### *(c) Share Based Compensation*

The Company participates in the Deutsche Bank Equity Plan and the Global Share Purchase Plan, where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates. The vesting period of the awards is generally from six months to four and a half years.

The Bank adopted guidance in accordance with ASC Topic 718 effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC Topic 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches, which is generally from six months to four and a half years.

The Bank enters into certain derivative contracts, generally long call options, indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2013, the Company was allocated a loss of approximately $37.2 million related to its portion of the overall net loss realized by the Bank that was attributable to share-based awards granted to the Company's employees. These amounts have been reflected as an adjustment to the Company's paid-in capital in excess of par value.

### *(d) Cash Retention Plan*

The Company participates in the DB Restricted Incentive Plan, a cash retention plan of the Bank, under which Restrictive Incentive Awards (RIA) are granted as deferred cash compensation. The RIA consists of three tranches each amounting to one third of the grant volume. It is subject to a three-year pro-rata vesting period during which time specific forfeiture conditions apply. Each tranche is expensed over its vesting period. In line with regulatory requirements this plan includes performance-indexed clawback rules for the most senior employees. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

## (14) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2013 were as follows (in millions):

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Deferred compensation | $ | 252 |
| State and local tax net operating losses | | 23 |
| Deferred book gain | | 95 |
| Depreciation | | 26 |
| Pension and post retirement benefits | | 10 |
| Investment in securities | | 12 |
| Nondeductible interest expense | | 1 |
| Other | | 11 |
| Gross deferred tax assets | | 430 |
| Valuation allowance | | — |
| Deferred tax assets, net of valuation allowance | | 430 |
| Deferred tax liabilities: | | |
| Litigation and other reserves | | (78) |
| Accrued rental expense | | (54) |
| Gross deferred tax liabilities | | (132) |
| Net deferred tax assets | $ | 298 |

During 2013, the Company executed an addendum to the tax sharing agreement whereby it was reimbursed for its federal temporary differences in the amount of $867 million by an affiliate of DBNY. In the absence of such addendum, the Company's net deferred tax asset position as of December 31, 2013 would have been $1.2 billion.

The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. The realization of the Company' net deferred tax assets are also impacted by the Bank's various strategic initiatives.

In accordance with ASC 740, a reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | | |
|---|---|---|
| Balance at January 1, 2013 | $ | 64 |
| Additions based on tax positions related to the current year | | — |
| Additions for tax positions of prior years | | 11 |
| Reductions for tax positions of prior years | | (6) |
| Settlements | | (13) |
| Balance at December 31, 2013 | $ | 56 |

The effect of the unrecognized tax benefits of $56 million, if recognized, would impact the effective tax rate of the Company.

The Company and its subsidiaries remain subject to income tax examinations in certain U.S. state and local jurisdictions for years after 2004, and the U.S. federal jurisdiction, for years after 2006.

Pursuant to ASC 718, excess tax benefits are recognized as additional paid-in capital in the period the benefit is realized. The write-off of a deferred tax asset related to a tax deficiency is first offset against any existing additional paid-in capital that resulted from previously realized excess tax benefits from previous awards accounted for in accordance with ASC 718.

## (15) Subordinated Liabilities

The Company had an $8.0 billion revolving note and cash subordination agreement with Deutsche Bank Trust Corp. (DBTC), an affiliated entity, with a maturity date of November 15, 2014. On September 25, 2013, the Company terminated the revolving note and cash subordination with DBTC and repaid the outstanding balance of $6.7 billion. Concurrently, the Company signed a new subordinated loan agreement with its Parent under which it borrowed $6.7 billion. This subordination agreement, which has an initial maturity date of September 25, 2016, has been approved by FINRA and qualifies as regulatory capital for the purpose of computing net capital under SEC Rule 15c3-1. To the extent that the outstanding subordinated liability is required for the Company's continued compliance with its net capital requirements, the subordinated liability may not be repaid.

The Company's former subordinated revolving note and cash subordination agreement required the payment of interest at floating rates based on the London Interbank Offered Rate plus 30 basis points. The new subordinated loan agreement requires the payment of interest at floating rates based on the London Interbank Offered Rate plus 85 basis points. At December 31, 2013, the interest rate on this facility was 1.09%. The Company must obtain the approval of FINRA prior to any additional subordinated borrowings or repayments.

## (16) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million, 2% of aggregate debit balances arising from customer securities transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2013, the Company had net capital of $7.8 billion, which was 54.95% of aggregate debit balances, and $7.2 billion in excess of required minimum net capital.

As a clearing broker and in accordance with SEC Rule 15c3-3, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers (PAIB). As of December 31, 2013, securities aggregating $1.5 million were segregated on behalf of introducing broker-dealers.

The Company is also subject to the SEC's Customer Protection Rule (15c3-3) which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2013, the Company had $3.2 billion of cash and $3.4 billion of U.S. Government securities segregated in the special reserve bank account.

The Company, in accordance with the Commodity Exchange Act, is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities and cleared OTC derivatives. As of December 31, 2013, segregated funds exceeded such requirement by $638.7 million. In addition, pursuant to Regulation 30.7 of the CFTC, the Company had secured funds held in separate accounts for foreign denominated positions that exceeded such requirements by $321.9 million. Also, pursuant to Regulation 190.01 of the CFTC, the Company is required to compute a cleared swap customer requirement. As of December 31, 2013, the Company had excess funds in sequestration of $414.3 million.

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

# Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors and Stockholder
Deutsche Bank Securities Inc.:

In planning and performing our audit of the consolidated financial statements Deutsche Bank Securities Inc. and Subsidiaries (the Company), an indirect wholly owned subsidiary of Deutsche Bank AG (Deutsche Bank), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

KPMG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., (FINRA), the National Futures Association (NFA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties

KPMG LLP

March 3, 2014

**DEUTSCHE BANK SECURITIES INC.**
(A Wholly Owned Subsidiary of Deutsche Bank AG)

Securities Investor Protection Corporation (SIPC)
Schedule of General Assessment Reconciliation

December 31, 2013

(With Agreed-Upon Procedures Report of Independent Registered Public Accounting Firm Thereon)

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Stockholder
Deutsche Bank Securities Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Deutsche Bank Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries evidenced by copies of actual check disbursements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of those parties specified in this report and is not intended to be and should not be used by anyone other than those parties specified in this report.

KPMG LLP

March 3, 2014

**DEUTSCHE BANK SECURITIES INC.**

Schedule of General Assessment Reconciliation

Year ended December 31, 2013

| Item No. | | |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 7,223,283,085 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above | | — |
| (2) Net loss from principal transactions in securities in trading accounts | | 1,381,952,619 |
| (3) Net loss from principal transactions in securities in commodities in trading accounts | | — |
| (4) Interest and dividend expense deducted in determining 2a | | — |
| (5) Net loss from management of or participation in the underwriting or distribution of securities | | — |
| (6) Expenses other than advertising, printing, registration fees, and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities | | — |
| (7) Net loss from securities in investment accounts | | — |
| Total additions | | 8,605,235,704 |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products | | —<br>(5,450,270) |
| (2)Revenues from commodity transactions | | — |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | | (421,329,232) |
| (4) Reimbursement for postage in connection with proxy solicitation | | — |
| (5) Net gain from securities in investment accounts | | — |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date | | — |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act) | | — |
| (8) Other revenue not related either directly or indirectly to the securities business | | (1,883,493) |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/ PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income | (1,617,377,664) | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) | — | |
| Enter the greater of line (i) or (ii) | | (1,617,377,664) |
| Total deductions | | (2,046,040,659) |
| 2d. SIPC Net operating revenues | | 6,559,195,045 |
| 2e. General Assessment @.0025 | | 16,397,988 |
| Less payment made with SIPC-6 filed | | (8,817,843) |
| Less prior overpayment applied | | — |
| Assessment balance due or (overpayment) | | $ 7,580,145 |